03010818

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC
Exact name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Form 8-K, February 25, 2002 GMACM Mortgage Pass-Through Certificates Series 2003-J1

333-86786
SEC File Number, if available

Electronic Report, Schedule of Registration
Statement of Which the Documents Are a Part
(give period of report)

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSE
MAR 03 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 26 2003
WASH. D.C. 155 SECTION

17122848

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO AN AUTOMATIC SEC EXEMPTION

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Merrill Lynch, Pierce, Fenner & Smith Incorporated Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to Rule 311(h) of Regulation S-T.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

By: ______________________
Name: Patricia C. Taylor
Title: Vice President

Dated: February 25, 2003

EXHIBIT 99.1
(attached hereto)

17122848

February 20, 2003 09:02AM
Settlement: February 28, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for GMACM03J1_Z4 Class A10
Current Balance: $22,158,200.00 Current Coupon: 5%

Merrill Lynch & Company
HyperStruct
Next Payment: March 25, 2003

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		300 PSA		400 PSA		500 PSA		600 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
14-01	10.655	2.00	7.444	1.96	7.444	1.96	4.959	1.88	-1.306	1.75	-7.770	1.67
14-02	10.547		7.334		7.334		4.844		-1.430		-7.900	
14-03	10.439		7.224		7.224		4.729		-1.553		-8.029	
14-04	10.332		7.114		7.114		4.614		-1.676		-8.158	
14-05	10.225	2.01	7.005	1.97	7.005	1.97	4.500	1.89	-1.798	1.76	-8.287	1.68
14-06	10.118		6.896		6.896		4.387		-1.920		-8.415	
14-07	10.012		6.788		6.788		4.274		-2.041		-8.542	
14-08	9.906		6.680		6.680		4.161		-2.162		-8.669	
14-09	9.801	2.03	6.573	1.99	6.573	1.99	4.049	1.90	-2.282	1.77	-8.796	1.69
14-10	9.696		6.466		6.466		3.937		-2.402		-8.922	
14-11	9.591		6.359		6.359		3.825		-2.522		-9.048	
14-12	9.487		6.253		6.253		3.714		-2.641		-9.173	
14-13	9.383	2.04	6.147	2.00	6.147	2.00	3.603	1.91	-2.760	1.78	-9.298	1.70
14-14	9.280		6.041		6.041		3.493		-2.878		-9.422	
14-15	9.177		5.936		5.936		3.383		-2.996		-9.546	
14-16	9.074		5.832		5.832		3.274		-3.114		-9.669	
14-17	8.972	2.05	5.727	2.01	5.727	2.01	3.165	1.93	-3.231	1.79	-9.792	1.71
14-18	8.870		5.623		5.623		3.056		-3.347		-9.915	
14-19	8.769		5.520		5.520		2.948		-3.463		-10.037	
14-20	8.668		5.417		5.417		2.840		-3.579		-10.158	
14-21	8.567	2.07	5.314	2.03	5.314	2.03	2.733	1.94	-3.695	1.81	-10.280	1.72
14-22	8.467		5.212		5.212		2.626		-3.810		-10.400	
14-23	8.367		5.110		5.110		2.519		-3.924		-10.521	
14-24	8.267		5.008		5.008		2.413		-4.038		-10.641	
WAL	3.623		3.350		3.350		3.159		2.803		2.532	
1st Prin	03/25/03		03/25/03		03/25/03		03/25/03		03/25/03		03/25/03	
Mat.	07/25/10		05/25/10		05/25/10		07/25/09		04/25/08		07/25/07	

Treasury Curve

	3mo	6mo	1yr	2yr	3yr	4yr	5yr	7yr	10yr	30yr
Price:	1-046	1-056	-1-00	100-07	-1-00	-1-00	100-13+	-1-00	100-10+	107-15
Yield:	1.1694	1.2036	1.3472	1.6346	2.0580	2.4814	2.9048	3.3264	3.9587	4.8831

Curve Date:01/22/2003

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

February 20, 2003 09:02AM
Settlement: February 28, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for GMACM03J1_Z4 Class A10
Current Balance: $22,158,200.00 Current Coupon: 5%

Merrill Lynch & Company
HyperStruct
Next Payment: March 25, 2003

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		300 PSA		400 PSA		500 PSA		600 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
14-25	8.168	2.08	4.907	2.04	4.907	2.04	2.307	1.95	-4.152	1.82	-10.760	1.73
14-26	8.069		4.806		4.806		2.202		-4.265		-10.879	
14-27	7.970		4.705		4.705		2.096		-4.378		-10.998	
14-28	7.872		4.605		4.605		1.992		-4.491		-11.116	
14-29	7.774	2.10	4.505	2.05	4.505	2.05	1.887	1.96	-4.603	1.83	-11.234	1.74
14-30	7.677		4.406		4.406		1.783		-4.715		-11.352	
14-31	7.580		4.307		4.307		1.680		-4.826		-11.469	
15-00	7.483		4.208		4.208		1.576		-4.937		-11.585	
15-01	7.387	2.11	4.110	2.07	4.110	2.07	1.474	1.97	-5.048	1.84	-11.702	1.75
WAL	3.623		3.350		3.350		3.159		2.803		2.532	
1st Prin	03/25/03		03/25/03		03/25/03		03/25/03		03/25/03		03/25/03	
Mat.	07/25/10		05/25/10		05/25/10		07/25/09		04/25/08		07/25/07	

Treasury Curve

	3mo	6mo	1yr	2yr	3yr	4yr	5yr	7yr	10yr	30yr
Price:	1-046	1-056	-1-00	100-07	-1-00	-1-00	100-13+	-1-00	100-10+	107-15
Yield:	1.1694	1.2036	1.3472	1.6346	2.0580	2.4814	2.9048	3.3264	3.9587	4.8831

Curve Date:01/22/2003

January 30, 2003 01:57PM
Settlement: February 28, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for GMACM03J1A_SANK Class HI
Current Balance: $47,628,000.00 Current Coupon: 5%

Merrill Lynch & Company
HyperStruct
Next Payment: March 25, 2003

liborlm (1.34)
No default scenario exists

Scenario Assumption

	0 CPR		10 CPR		20 CPR		30 CPR		40 CPR		50 CPR		50 CPR		75 CPR		90 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
10-00	46.147	1.66	31.630	1.74	14.361	1.77	-8.618	1.64	-33.655	1.63	-61.245	1.67	-61.245	1.67	-136.091	2.36	-179.016	4.99
10-08	44.733		30.280		13.036		-10.051		-35.101		-62.655		-62.655		-137.089		-179.487	
10-16	43.388		28.995		11.775		-11.423		-36.487		-64.005		-64.005		-138.043		-179.935	
10-24	42.106		27.772		10.572		-12.737		-37.816		-65.300		-65.300		-138.955		-180.361	
11-00	40.883	1.84	26.605	1.93	9.425	1.96	-13.997	1.78	-39.092	1.76	-66.544	1.80	-66.544	1.80	-139.829	2.57	-180.767	5.54
11-08	39.715		25.491		8.329		-15.208		-40.319		-67.739		-67.739		-140.668		-181.155	
11-16	38.598		24.426		7.280		-16.371		-41.499		-68.890		-68.890		-141.472		-181.525	
11-24	37.529		23.406		6.276		-17.491		-42.635		-69.998		-69.998		-142.245		-181.878	
12-00	36.505	2.01	22.429	2.11	5.313	2.14	-18.570	1.91	-43.731	1.88	-71.066	1.93	-71.066	1.93	-142.989	2.77	-182.217	6.10
12-08	35.522		21.492		4.389		-19.610		-44.788		-72.097		-72.097		-143.705		-182.542	
12-16	34.578		20.592		3.502		-20.614		-45.809		-73.093		-73.093		-144.395		-182.853	
12-24	33.671		19.728		2.649		-21.583		-46.796		-74.056		-74.056		-145.060		-183.152	
13-00	32.798	2.18	18.896	2.29	1.828	2.32	-22.521	2.03	-47.751	1.99	-74.987	2.04	-74.987	2.04	-145.702	2.96	-183.439	6.64
13-08	31.957		18.095		1.038		-23.427		-48.675		-75.888		-75.888		-146.322		-183.715	
13-16	31.147		17.324		0.276		-24.305		-49.570		-76.761		-76.761		-146.921		-183.980	
13-24	30.366		16.580		-0.458		-25.155		-50.438		-77.607		-77.607		-147.500		-184.236	
14-00	29.611	2.35	15.862	2.46	-1.167	2.50	-25.980	2.14	-51.280	2.10	-78.428	2.15	-78.428	2.15	-148.061	3.15	-184.483	7.18
14-08	28.883		15.168		-1.852		-26.780		-52.097		-79.225		-79.225		-148.605		-184.721	
14-16	28.178		14.498		-2.514		-27.556		-52.891		-79.999		-79.999		-149.131		-184.950	
14-24	27.497		13.850		-3.155		-28.311		-53.662		-80.751		-80.751		-149.642		-185.172	
15-00	26.837	2.51	13.222	2.63	-3.775	2.67	-29.044	2.25	-54.412	2.20	-81.483	2.25	-81.483	2.25	-150.137	3.33	-185.386	7.72
WAL	8.181		4.661		2.780		1.802		1.317		1.000		1.000		0.530		0.335	
1st Prin	03/25/03		03/25/03		03/25/03		03/25/03		03/25/03		03/25/03		03/25/03		03/25/03		03/25/03	
Mat.	10/25/17		10/25/17		10/25/17		08/25/08		01/25/07		02/25/06		02/25/06		09/25/04		02/25/04	

Treasury Curve

	3mo	6mo	1yr	2yr	3yr	4yr	5yr	7yr	10yr	30yr
Price:	1-046	1-056	-1-00	100-07	-1-00	-1-00	100-13+	-1-00	100-10+	107-15
Yield:	1.1694	1.2036	1.3472	1.6346	2.0580	2.4814	2.9048	3.3264	3.9587	4.8831

Curve Date:01/22/2003